Exhibit 99.1

PENN WEST CLOSES NEW RESERVE-BASED CREDIT FACILITY

CALGARY, May 18, 2017 – PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, the “Company”, “we”, “us” or “our”) is pleased to announce it has transitioned to a reserve-based syndicated revolving credit facility (“Credit Facility”) with a group of nine lenders. Royal Bank of Canada and the Bank of Nova Scotia acted as co-lead arrangers and joint bookrunners for the Credit Facility.

“We updated our credit facility to reflect the strong balance sheet and robust long-life asset portfolio of the new Penn West” commented David Hendry, Chief Financial Officer of Penn West. “This is a great moment for the Company. This facility provides the flexibility for us to grow and invest in the projects that create the best return for our shareholders. We would like to thank our lending syndicate for their continued strong support.”

The underlying borrowing base is $550 million, less the amount of outstanding pari passu senior notes, such that the Company will have $410 million of availability under the Credit Facility as at today’s date. The initial revolving period of the Credit Facility ends on May 17, 2018, with an additional one year term out period, and is subject to a semi-annual borrowing base redetermination in May and November of each year. On April 30, 2017, the Company had $285 million drawn under its previous credit facility.

Penn West shares are listed on the Toronto Stock Exchange under the symbol “PWT” and on the New York Stock Exchange under the symbol “PWE”.

For further information, please contact:

PENN WEST

Penn West Plaza

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com